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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Five Star Quality Care, Inc.
(Name of Subject Company (Issuer))

ABP Acquisition LLC
(Names of Filing Persons (Offerors))

ABP Trust
Adam D. Portnoy
Barry M. Portnoy
(Names of Filing Persons (other persons))

Common Stock, par value $.01 per share (Titles of classes of securities)	33832D106 (CUSIP number of class of securities)

Adam D. Portnoy
ABP Acquisition LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 928-1300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:
Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116
(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$30,000,000.00	$3,477.00

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 10,000,000 shares of common stock, par value $.01 per share, of Five Star Quality Care, Inc., at a purchase price of $3.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 0.0001159 of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by ABP Acquisition LLC, a Maryland limited liability company ("Purchaser"), to purchase up to 10,000,000 of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Five Star Quality Care, Inc., a Maryland corporation ("FVE"), at a purchase price of $3.00 per share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal for Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information set forth in the Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference with respect to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Five Star Quality Care, Inc. Its principal executive offices are located at 400 Centre Street, Newton, Massachusetts 02458. The telephone number at its principal executive offices is (617) 796-8387.

        (b)   This statement relates to the common stock, par value $.01 per share, of FVE. Based upon information provided by FVE, there were 49,519,051 Shares issued and outstanding as of October 4, 2016. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6, entitled "Price Range of the Shares," of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b), (c)  This Schedule TO is filed by Purchaser. Its business address is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The telephone number at its business address is (617) 928-1300. The information set forth in Section 9, entitled "Certain Information Concerning Purchaser," and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b)  The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Purchaser," Section 10, entitled "Background of the Offer," Section 11, entitled "Purpose of the Offer," and Section 12, entitled "Relationships, Agreements and Transactions with FVE or Its Affiliates; Plans For FVE," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1)-(7)  The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares," Section 11, entitled "Purpose of the Offer," Section 12, entitled "Relationships, Agreements and Transactions With FVE or Its Affiliates; Plans For FVE," Section 14, entitled "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a), (b), (d)  The information set forth in Section 14, entitled "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction" and Section 9, entitled "Certain Information Concerning Purchaser," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        (a)   The information set forth in Section 10, entitled "Background of the Offer," Section 11, entitled "Purpose of the Offer," and Section 17, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        (a), (b)  Not applicable.

Item 11.    Additional Information

        (a)(1)  The information set forth in Section 9, entitled "Certain Information Concerning Purchaser," Section 10, entitled "Background of the Offer," and Section 12, entitled "Relationships, Agreements and Transactions With FVE or Its Affiliates; Plans For FVE," of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3)  The information set forth in Section 13, entitled "Conditions of the Offer," and Section 16, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  Not applicable.

        (a)(5)  The information set forth in Section 16, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in Section 12, entitled "Relationships, Agreements and Transactions With FVE or Its Affiliates; Plans For FVE," of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of October 6, 2016.
(a)(1)(B)	Letter of Transmittal for Shares.
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Press Release issued by ABP Acquisition LLC on October 3, 2016 (incorporated by reference to the Schedule TO-C filed by ABP Acquisition LLC on October 3, 2016).
(a)(1)(F)
Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.
(a)(1)(G)	Consent Agreement, dated as of October 2, 2016, by and among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2016

ABP Acquisition LLC
By:	/s/ ADAM D. PORTNOY
	Name:	Adam D. Portnoy
	Title:	President
ABP Trust
By:	/s/ ADAM D. PORTNOY
	Name:	Adam D. Portnoy
	Title:	President
Adam D. Portnoy
/s/ ADAM D. PORTNOY
Barry M. Portnoy
/s/ BARRY M. PORTNOY

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of October 6, 2016.
(a)(1)(B)	Letter of Transmittal for Shares.
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Press Release issued by ABP Acquisition LLC on October 3, 2016 (incorporated by reference to the Schedule TO-C filed by ABP Acquisition LLC on October 3, 2016).
(a)(1)(F)
Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.
(a)(1)(G)	Consent Agreement, dated as of October 2, 2016, by and among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS